O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest *	E-mail:	cic@stockslaw.com

File # 4205
September 8, 2005
VIA EDGAR & FAX-202-772-9209

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:    Robert F. Telewicz, Jr., Staff Accountant

Dear Sirs:

RE:	BALSAM VENTURES, INC. (the “Company”)
	-	SEC File Number 000-32011
	-	Item 4.02 Form 8-K filed on May 17, 2005

We write on behalf of the Company in response to your comment letter dated August 12, 2005 regarding the Company’s above-referenced Form 8-K filing (the “Comment Letter”).

Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 8-K.

FORM 8-K

1.
WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT. WE NOTE IN YOUR RESPONSE THAT YOU HAVE ADOPTED NEW GUIDANCE WHICH WAS ISSUED IN EARLY 2005 WITH RESPECT TO YOUR CONVERTIBLE NOTES WITH BENEFICIAL CONVERSION FEATURES. PLEASE RESPOND TO US CITING THIS GUIDANCE, AND HOW IT AFFECTED YOUR INTERPRETATIONS OF EITF’S 98-5 AND 00-27.

In response to this comment, the Company has informed us that it did not rely upon new guidance in determining that the principles set out in EITF’s 98-5 and 00-27 should be applied when accounting for the beneficial conversion features attached to the convertible notes issued by the Company in October, 2003. To clarify, prior to its decision to apply the principles set out in EITF’s 98-5 and 00-27, the Company believed that there was considerable uncertainty and divergence in practice regarding the application of the principles set out therein, particularly as they relate to accounting for the amortization of debt discounts arising from separately valuing beneficial conversion features. However, early in 2005, in consultation with its former auditors and its current auditors, the Company determined that the manner of accounting for the beneficial conversion features applied by the Company was not within the acceptable range of

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Mr. Robert F. Telewicz, Jr.

practice and that the Company’s interim financial statements for the periods in question should be restated.

However, in assessing the reasons for the restatement, the Company does not feel that the error is indicative of any material weakness in the Company’s disclosure controls and that similar errors are unlikely to occur in the future. The restatement stemmed from an error made by the Company and its former auditors in interpreting the proper accounting treatment of the beneficial conversion features attached to the convertible notes under generally accepted accounting principles (“GAAP”). The error was not due to any failures by the Company to maintain its accounting records or to record the transaction. The Company will continue to submit its interim financial statements to the Company’s current auditors for their review and comments prior to finalization and publication of those financial statements and is satisfied that such a review will be sufficient to ensure that its interim financial statements are presented in accordance with GAAP.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU

CIC/dml

cc:	Balsam Ventures, Inc. Attn: Mr. John Boschert